NEWS RELEASE

YAMANA GOLD’S TENDER OFFER FOR MERIDIAN GOLD SUCCESSFULLY
ACCEPTED BY SHAREHOLDERS; YAMANA AND MERIDIAN PROVIDE COMBINED
THIRD QUARTER OPERATIONAL HIGHLIGHTS

Toronto, Ontario, October 15, 2007 – YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) and MERIDIAN GOLD INC. (TSX:MNG; NYSE:MDG) today announced that as of the tender deadline on October 12, 2007, 79,873,250 common shares of Meridian Gold had been validly deposited to Yamana’s offer to acquire all of the outstanding shares of Meridian. Yamana has taken up and accepted for payment all of these shares, which represent approximately 78 percent of the common shares of Meridian on a fully diluted basis. Yamana will pay for these shares promptly.

Yamana offered to acquire all of the outstanding common shares of Meridian on the basis of C$7.00 cash plus 2.235 Yamana common shares for each Meridian share. The aggregate cash consideration to be paid by Yamana will be approximately C$559 million and the aggregate number of common shares to be issued by Yamana will be approximately 179 million, in respect of the shares tendered to date.

Yamana has surpassed the minimum purchase condition of its offer and has extended its offer to midnight (EST) on November 2, 2007 to allow the remaining Meridian shareholders additional time to tender to the offer. For U.S. securities law purposes, this extension constitutes a subsequent offering period. A notice of extension and subsequent offering period will be mailed to Meridian shareholders on October 16, 2007.

All of the conditions to Yamana’s agreement with Northern Orion have now been satisfied or waived, and Yamana’s plan of arrangement with Northern Orion was completed and became effective on October 13, 2007. Northern Orion shareholders will shortly receive 0.543 of a Yamana common share and C$0.001 in cash for each Northern Orion share.

A formal process of acquisition of the balance of any outstanding Meridian shares will occur as is customary in similar transactions either by compulsory acquisition or subsequent acquisition transaction which would be intended to be completed before year end.

THIRD QUARTER OPERATIONAL HIGHLIGHTS
Yamana and Meridian provide the following operational update on a combined basis for the third quarter of 2007. Total production on a proforma combined basis during the third quarter was approximately 209,700 ounces of gold, 33.5 million pounds of copper, 2.2 million ounces of silver and 801 tonnes of zinc. Additional copper and gold production is also contributed by the interest in Alumbrera.

The following is a breakdown of operations by geography:

Brazilian, Argentine & Honduran Operations & Development (Yamana)
Consolidated gold production during the third quarter was approximately 131,400 ounces, representing record gold production for the Company from its Brazilian and Honduran mines. As previously announced, Yamana remains on track to produce approximately 300,000 ounces of gold for the second half of the year. The Company will assess and update its production expectations from time to time as it continues to gain production experience from its mines recently placed into production.

Gold production was more than 49,700 ounces from Chapada and approximately 27,300 ounces from São Francisco with the balance from Yamana’s other operations including approximately 36,600 ounces of gold combined from San Andrés and Fazenda Brasileiro and approximately 17,300 ounces from Jacobina. Copper production for the third quarter totaled approximately 33.5 million pounds.

At Chapada, a total of 54,628 tonnes of concentrate was produced and 55,773 tonnes of concentrate were delivered for sale during the quarter. Concentrate production is expected to increase further and cash costs are expected to decline at Chapada as operations ramp up to full capacity in the fourth quarter.

The Company continued to gain mining experience and a better understanding of the deposit at São Francisco. The mining and processing of more marginal or dump leach ore continued at São Francisco during the third quarter in keeping with the mine plan. Lower grade material and material initially believed to be waste is continuing to show higher grades than originally anticipated. This also has the effect of maintaining the proven and probable reserves of the higher grade material at São Francisco. During the third quarter, Yamana began to implement measures to reduce costs as planned for the second half of the year.

Production at Jacobina continued to ramp up during the third quarter following implementation of additional safety protocols and recommendations of rock mechanics advisers after certain sill pillar failures in historically mined areas which occurred earlier this year. Production is expected to increase in the fourth quarter as previously announced. Engineering and construction is underway and on track to increase the throughput capacity to 6,500 tonnes per day during the first quarter of 2008 and to 8,500 tonnes per day by the end of 2008. Current forecast production for 2008 is 140,000 to 150,000 ounces with production of 200,000 ounces targeted for 2009. It is expected that production at Jacobina will be sustained at a rate of over 200,000 ounces per year after 2009 and, while this is largely dependant on upgrading the large indicated and inferred resources to reserves over the coming years, the resource base is considered sufficient for sustained production at this level from 2009 onward. As part of the expansion strategy and upgrading of resources to reserves, underground mine development activities continued to progress at Canavieiras and at Morro do Vento Extension where most of the resource upgrade is expected.

During the third quarter, the Company received its permit and completed the first phase of its feasibility study for Gualcamayo. Construction is in progress with planned start-up of operations in mid-2008.

Yamana will provide a more detailed update on the status of the expansion at Jacobina and continuing development work along with further exploration and development activities at Gualcamayo shortly.

Chilean & Mexican Operations & Development (Meridian)
Consolidated gold production for the third quarter was approximately 78,300 ounces of gold, 2.2 million ounces of silver and 801 tonnes of zinc from El Peñón and Minera Florida.

At El Peñón, for the third consecutive quarter, production exceeded internal budgets. For the third quarter production was 2% higher than forecast and year-to-date, production was 10% greater than forecast. During the third quarter, the mine experienced its highest quarterly silver production since the commissioning of El Peñón, reaching a record amount of 2.2 million ounces.

During the third quarter the land surrounding the Minera Florida mine in Chile was consolidated to include the Membrillo and Chancon districts. A landmark option agreement was concluded with a private Chilean mining company to acquire a 65% interest in the districts, in which a 65% interest can be earned in 12,500 hectares of mining concessions by spending US$5.5 million on exploration over the next 42 months and paying the owners a variable rate, depending on size and gold price, for each gold ounce identified with a feasibility study. This option agreement doubles the land holdings in the highly prospective region around Minera Florida to a total of over 25,000 hectares.

At Jeronimo, metallurgical testing commenced during the second quarter of 2007. Preliminary floatation results are encouraging and additional results are expected to be available for release during the fourth quarter.

Based in Tuscon, AZ, with offices in Hermosillo, Sonora, Mexico, M3 Engineering and Technology Corporation (M3) has been retained as project lead to assist in engineering design and project management for the pre-feasibility and feasibility studies for the Mercedes project. M3 with the assistance of other key technical advisors working in the areas of metallurgical testing, environmental, mine engineering and social responsibility will provide a solid team for completion of the pre-feasibility and feasibility work. Conceptual design calls for underground access via a production-ready 1,500 metre decline with drill stations capable of supporting at least 100 holes totaling 12,000 metres.

A further update on Mercedes and continuing exploration activities at El Peñón will be delivered shortly.

FINANCIAL RESULTS
Yamana will release its full third quarter financial results after the close of business on November 7, 2007. A conference call will follow on November 8, 2007 at 11:00 am EST. Full third quarter financial results for Meridian will be released in advance of that after the close of business on October 23, 2007.

ANALYST DAY
Yamana will host an analyst day in Toronto on Thursday, October 18, 2007. Presentations by Peter Marrone, Chairman and CEO, and Antenor Silva, President and COO, will be webcast live on October 18, 2007 at 9:15 am (EST). The webcast can be accessed on the Company’s website at www.yamana.com. Further presentations will be made by exploration and operations personnel of the combined company and will be available on Yamana’s website.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Pending completion of the Meridian Gold transaction, the company’s portfolio will also include mines and properties in Chile, Mexico and the United States. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Yamana’s management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

MEDIA CONTACT:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION: Jodi Peake Vice President, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Krista Muhr Senior Manager, Investor Relations 1-800-572-4519 Email: krista.muhr@meridiangold.com

IMPORTANT NOTICE: This press release does not constitute an offer to buy or an invitation to sell, any of the securities of Yamana, Northern Orion or Meridian. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and an offer to purchase and circular filed with Canadian securities regulatory authorities. Yamana has filed with the U.S. Securities and Exchange Commission Registration Statements on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension. A notice of extension and subsequent offering period will be mailed to Meridian shareholders and filed with Canadian and US securities regulatory authorities shortly. Investors and security holders are urged to read the Registration Statements, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.

Persons who are resident in the United Kingdom should note the following points:

(i)

the formal offer and takeover-bid circular issued to Meridian shareholders (“Offer and Circular”) does not constitute a prospectus for the purposes of the Prospectus Rules (“Prospectus Rules”) published by the Financial Services Authority of the United Kingdom (the “FSA”). Accordingly, the Offer and Circular has not been, and will not be, approved by the FSA or by London Stock Exchange plc. No action has been or is intended to be taken by Yamana or by Genuity Capital Markets or Canaccord Capital Corporation, or any of their affiliated entities, that would permit a public offer of Yamana Common Shares to be made in the United Kingdom, which would require an approved prospectus to be made available to the public in the United Kingdom (in accordance with the United Kingdom Financial Services and Markets Act 2000 (“FSMA”) and the Prospectus Rules before such an offer was made.

(ii)

The Offer has been made to or directed at, and deposits of Meridian shares will be accepted from, only those shareholders in the United Kingdom who are (or who are acting on behalf of), and who are able to establish to the satisfaction of Yamana that they are (or are acting on behalf of): “qualified investors” within the meaning of section 86(7) of FSMA, and who are also persons falling within Article 19(5) or Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. UK shareholders receiving the Offer and Circular should consult with their legal advisors to determine whether they are eligible to receive and accept the Offer.

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include Yamana’s ability to acquire 100% of the shares of Meridian; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; the accuracy of reserve and resource estimates, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; and general economic conditions. Many of these assumptions are based on factors and events that are not within the control of Yamana and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of Northern Orion, Meridian and Yamana not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed or referred to in the annual Management’s Discussion and Analysis and Annual Information Form for each of Yamana, Northern Orion and Meridian filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Annual Report on Form 40-F of each of Yamana and Meridian filed with the United States Securities and Exchange Commission. Although Yamana has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.